Exhibit 99.1

Kitov Announces License Agreement for KIT-302 in South Korea

Definitive agreement grants Kuhnil Pharmaceutical Co. Ltd. an exclusive license to manufacture and market KIT-302 in South Korea

Transaction is Kitov’s First License Agreement for KIT-302

Celecoxib is the leading NSAID product in South Korea with reported sales of over $55 Million in 2015

Tel Aviv, Israel -- March 8, 2017 -- Kitov Pharmaceuticals Holdings Ltd. (NASDAQ: KTOV; TASE: KTOV), an innovative biopharmaceutical company, announced today that the Company has signed a definitive License Agreement for its lead product candidate, KIT-302, which was developed to simultaneously treat pain caused by osteoarthritis and to treat hypertension, for the territory of South Korea with Kuhnil Pharmaceutical Co. Ltd., a leading South Korea-based pharmaceutical company. Upon receipt of marketing authorization in South Korea, Kuhnil will have the exclusive right and license to manufacture, distribute and sell KIT-302 in South Korea. Kuhnil will be responsible for seeking regulatory approval for KIT-302 in South Korea.

Under the terms of the agreement, Kitov is entitled to receive milestone payments upon achievement of certain predefined regulatory milestones, as well as double digit royalties on net sales. The initial term of the definitive agreement with Kuhnil is for ten years from the date of first commercial sale and shall automatically renew for an additional one-year term. Commercial launch in South Korea is estimated to take place in 2019.

Dr. Gil Ben-Menachem, Kitov’s Vice President of Business Development, said: "We are extremely pleased to enter into our first commercialization agreement for KIT-302 and look forward to building a long-term relationship with Kuhnil in South Korea and potentially to expanding the collaboration into other territories in the Far East. Kuhnil has a proven track record in successfully launching and marketing pharmaceutical products in South Korea, and is perfectly positioned to introduce KIT-302 into the Korean market. Kitov continues to work diligently towards executing additional commercialization agreements for KIT-302, in the US and other regions.”

“We believe that KIT-302 has significant commercial potential in South Korea and Asia,” said Young J. Kim, Kuhnil’s President & Chief Executive Officer. “Based on our decades of pharmaceutical development, regulatory and manufacturing experience and expertise in South Korea, we are well positioned to maximize the value of this product in the marketplace. We look forward to seeking regulatory approval and initiating launch preparations for KIT-302 in South Korea.”

About Kitov Pharmaceuticals

Kitov Pharmaceuticals (NASDAQ/TASE: KTOV) is an innovative biopharmaceutical drug development company. Leveraging deep regulatory and clinical-trial expertise, Kitov's veteran team of healthcare professionals maintains a proven track record in streamlined end-to-end drug development and approval. Kitov's flagship combination drug, KIT-302, intended to treat osteoarthritis pain and hypertension simultaneously, achieved the primary efficacy endpoint for its Phase III clinical trial and its New Drug Application for the U.S. Food and Drug Administration is currently being finalized, and is expected to be completed by the end of March 2017 and to be submitted to the FDA within two to three weeks thereafter. Kitov's newest drug, NT219 is a small molecule that presents a new concept in cancer therapy, and in combination with various approved oncology drugs, demonstrated potent anti-tumor effects and increased survival in various cancer models. By lowering development risk and cost through fast-track regulatory approval of novel late-stage therapeutics, Kitov plans to deliver rapid ROI and long-term potential to investors, while making a meaningful impact on people's lives. For more information on Kitov, the content of which is not part of this press release, please visit http://www.kitovpharma.com.

About Kuhnil Pharmaceutical Co., Ltd.

Kuhnil Pharmaceutical Co., Ltd. engages in the research and development, manufacture, and sale of pharmaceuticals products with strengths for the therapeutic areas of musculoskeletal, gastrointestinal, cardiovascular, respiratory, infection and neurology. The company is also specialized in research and development in the areas of advanced DDS and drug formulation, and combination drug development. Kuhnil focuses on improving quality of life by developing, license and commercializing medicines that address unmet medical needs. http://www.kuhnil.com

Forward-Looking Statements and Kitov's Safe Harbor Statement

Certain statements in this press release are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions; the uncertainty surrounding an investigation by the Israel Securities Authority into our historical public disclosures and the potential impact of such investigation on the trading of our securities or on our clinical, commercial and other business relationships, or on receiving the regulatory approvals necessary in order to commercialize our products, and other factors that are discussed in our Registration Statements on Form F-3 filed with the U.S. Securities and Exchange Commission (the "SEC") (file numbers 333-211477, 333-207117, and 333-215037), in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under "Risk Factors" in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC's website, http://www.sec.gov.

Contact:
Simcha Rock
Chief Financial Officer
+972-3-9333121 ext. #105
simcha@kitovpharma.com

Bob Yedid
Managing Director
LifeSci Advisors, LLC
+1-646-597-6989
bob@LifeSciAdvisors.com